FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the Quarter Ended September 30, 2000

GOLD RESERVE INC.


Address Of Principal Executive Offices:
          926 West Sprague Avenue
          Suite 200
          Spokane, Washington 99201


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

          Form 20-F   X          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
          Yes             No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b):NA


Forward Looking Statements

The information presented in or incorporated by reference in this interim financial report includes both historical information and "forward-looking statements" (within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act")) relating to the future results of Gold Reserve Inc. (the "Company"), which involve risks and uncertainties. Except where the context indicates otherwise, "Company" means Gold Reserve Inc., its predecessor Gold Reserve Corporation and subsidiaries.

Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation the following risks:

- actual reserves could vary considerably from estimates presently made,
- volatility of metals prices and estimated metal production,
- concentration of operations and assets in Venezuela,
- regulatory, political and economic risks associated with Venezuelan operations,
- inability to obtain adequate funding for future development of the Brisas property,
- dependence upon the abilities and continued participation of key employees,
- other uncertainties normally incident to the operation and development of mining properties.

Investors are cautioned not to put undue reliance on forward-looking statements, and should not infer that there has been no change in the affairs of the Company since the date of this interim financial report that would warrant any modification of any forward-looking statement made in this document or other documents filed periodically with securities regulators.

All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice. The Company disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

Operations Overview

The Company's Brisas property, a gold and copper deposit, is located in the Kilometer 88 mining district in the State of Bolivar, southeastern Venezuela. Exploration and development activities on the property commenced in 1992 and have included over 165,000 meters of drilling. The Brisas property is presently estimated to contain a mineral resource of 9.9 million ounces of gold and approximately 1.13 billion pounds of copper (based on 0.5 gram per tonne gold equivalent cut-off), which is contained within an area approximately 1,900 meters long and 500 to 900 meters wide. The mineralization continues for an unknown distance down dip to the west and to the north and has also been intersected below the current mineralized resource.

Reserve Estimate Audits

The extensive data compiled by the Company, which serves as the basis of its pre-feasibility report, has been closely scrutinized by Behre Dolbear & Company, Inc. ("Behre Dolbear") and a number of other consultants. Behre Dolbear initially audited the Companys data collection procedures in 1997, completed an additional audit of the Company's modeling and reserve methodology in 1998 and subsequently verified the reserve estimates in early 1999.

The results of the audits determined that the technical data collection procedures used by the Company meet or exceed accepted industry standards; the assay laboratories utilized provided reliable and acceptable results; the database compiled by the Company is of a quality appropriate for utilization in a reserve study suitable for obtaining financing; the estimating techniques used by the Company were an accurate representation for the reserves; the drill hole spacing was sufficient to generate future estimates of proven and probable reserves; the database was correct and reliable; the reserve risk for the project is low and there is upside potential for additional reserves at the Brisas property because the mineralization can be extrapolated with quite high confidence beyond the current drilling in the down dip direction and to the north.

Mineral Resource Estimates

The mineral resource based on 0.5 gold equivalent cut-off grade is summarized in the following tables:


        Measured                  Indicated                 Inferred                 Total
--------------------------------------------------------------------------------------------------------------
Au Eq
Cutoff            Au      Cu                Au      Cu               Au      Cu                Au      Cu
Grade   kt        (g/t)   (%)     kt        (g/t)   (%)     kt       (g/t)   (%)     kt        (g/t)   (%)
--------------------------------------------------------------------------------------------------------------
0.50    221,042   0.805   0.111   145,028   0.690   0.155   40,103   0.733   0.110   406,173   0.757   0.127
==============================================================================================================


(millions)        Measured                  Indicated                Inferred                  Total
--------------------------------------------------------------------------------------------------------------
Au Eq
Cutoff            Au      Cu                Au     Cu                Au      Cu                Au      Cu
Grade             oz.     lb.               oz.     lb.              oz.     lb.               oz.     lb.
--------------------------------------------------------------------------------------------------------------
0.50              5.721   541.0             3.217     495.7          0.945   97.3              9.883   1,134.0
==============================================================================================================


Reserve Estimate

Reserve estimates have been prepared in accordance with the appropriate reporting requirements of applicable Canadian Securities Commissions and calculated using $300 per ounce of gold and $0.80 per pound of copper (at $3.30/tonne revenue cutoff). The most current estimates are as follows:

         Reserve                          Au           Cu           Waste        Total
         tonnes       Au grade  Cu grade  ounces       pounds       tonnes       tonnes       Strip
Class    (thousands)  (g/t)     (%)       (thousands)  (thousands)  (thousands)  (thousands)  Ratio
---------------------------------------------------------------------------------------------------
Proven   187,443      0.814     0.119     4,906        491,841
Probable  47,411      0.682     0.205     1,040        214,309
---------------------------------------------------------------------------------------------------
Total    234,854      0.787     0.136     5,946        706,150      383,912      618,766      1.63
===================================================================================================

Outlook

Management continues to focus on obtaining permits, securing additional process facility sites, developing infrastructure and waste deposition. Additional metallurgical testing, geotechnical and hydrological investigations, negotiations related to such things as electrical power supply and development and condemnation drilling will occur as a part of the completion of the final feasibility study. The ultimate Brisas project economics and processing facility design are subject to the results of the final feasibility study. The completion of the final feasibilty and the timing of future development of the property will be dictated by, among other issues, future metals market conditions. An estimated additional $3 to $5 million will be spent for completion of the final feasibility study.

The presently proposed mining facility is estimated to cost between $350 and $400 million and process an estimated 55,000 tonnes per day, yielding an average annual production of approximately 362,000 ounces of gold and 46 million pounds of copper, over a mine life of 13 years. The plan for the development of the property as it presently exists includes on-site copper processing utilizing an autoclave for pressure oxidation of the concentrates followed by a series of leaching sequences to recover the copper and gold. Implementation of this process would eliminate significant transportation costs for the copper gold concentrates to an off-site smelter resulting in improved Brisas project economics. Construction of the proposed mining facility is expected to take approximately 18 to 24 months.

Current cost estimates (U.S. Dollars), in accordance with the Gold Institute guidelines, result in cash operating costs of $153 per ounce of gold net of copper revenues (using $300 per ounce gold, $0.90 per pound copper and on-site copper processing). Total after-tax costs are estimated at $243 per ounce of gold (including operating costs (net of copper revenues), working capital, initial capital and life of mine capital less sunk costs). Estimated cost per ounce of gold is determined net of copper revenues. The price of copper is a significant factor in determining net production costs. For example, every $0.10 per pound change in the price of copper results in a corresponding change in the project's cash and total costs of $13 per ounce of gold.

Financial Overview

You are urged to refer to the December 31, 1999 audited consolidated financial statements. The notes contained in the annual financial statements also apply to these interim financial statements at September 30, 2000 and are not repeated herein. The financial information given in the accompanying unaudited financial statements reflects all normal, recurring adjustments which, in the opinion of management, are necessary for a fair presentation for the periods reported. (All amounts are stated in U.S. Dollars).

The total financial resources of the Company,cash plus current and non-current marketable securities (primarily consisting of highly liquid US treasury and agency obligations), decreased $2.0 million from December 31, 1999 to approximately $17.5 million as of September 30, 2000.

                                             September 30,         December 31,
                                                  2000                 1999
                                             ----------------------------------
Cash and equivalents                         $  3,044,137          $  4,377,521
Marketable securities - current                11,044,321             9,884,909
Marketable securities - non-current             3,493,663             5,350,417
                                             ------------          ------------
                                             $ 17,582,121          $ 19,612,847
                                             ============          ============

Estimated corporate expenditures for 2000, excluding interest income of approximately $1 million, are expected to approximate $3.5 million. Of this amount approximately $1.4 million is expected to be spent directly on the Brisas property primarily for the future completion of a final feasibility study and related activities. The remaining planned expenditures relate to corporate management of the Brisas property, exploration activities other than on the Brisas property and general corporate activities. Management anticipates that its combined cash and investment position will be sufficient to cover estimated operational and capital expenditures (excluding estimated mine construction costs) beyond 2001.

Future construction costs and development expenses, and the cost of placing the Brisas property or additional future properties into production, if warranted, are expected to be financed by a combination of the sale of additional common stock, bank borrowings or other means. Management does not plan to raise funds through the sale of equity or debt in the near future. Whether and to what extent additional or alternative financing options are pursued by the Company depends on a number of important factors, including the price of gold, managements assessment of the financial markets, the potential acquisition of additional properties or projects and the overall capital requirements of the consolidated corporate group.

Consolidated net loss for the three and nine months ended September 30, 2000 amounted to $148,824 and $927,363 or $0.01 and $0.04 per share compared to consolidated net loss of $300,150 and $1,495,383 or $0.01 and $0.07 per share for the same periods in 1999. Expenses for the three and nine month periods ended September 30, 2000 decreased over the prior periods primarily as a result of various cost reduction measures undertaken by the Company.

Certain reclassifications of the 1999 financial statements have been made to conform with the 2000 presentation. These reclassifications had no effect on the net loss or accumulated deficit as previously reported.

As of October 30, 2000, the Company had the following shares, equity units and share options outstanding:

------------------------------------------------------------------------------
Class A common                                                      21,868,383
Equity units*                                                        1,252,817
Options to purchase Class A common shares                            3,247,472
------------------------------------------------------------------------------

* An equity unit consists of one class B common share of Gold Reserve Inc. and one class B common share of Gold Reserve Corporation. Equity units are convertible into class A common shares of Gold Reserve Inc. on a one to one basis.


CONSOLIDATED BALANCE SHEET
September 30, 2000 and December 31, 1999 (unaudited)

                                             September 30,         December 31,
                                             2000                  1999
U.S. Dollars                                 -----------------------------------

ASSETS

Current Assets:
Cash and cash equivalents                    $  3,044,137          $  4,377,521
Marketable securities                          11,044,321             9,884,909
Deposits, advances and other                      355,531               346,834
Accrued interest                                   67,389               171,732
                                               ----------            ----------
Total current assets                           14,511,378            14,780,996

Property, plant and equipment, net             44,556,944            43,374,065
Marketable securities                           3,493,663             5,350,417
Other                                           1,242,313             1,295,014
                                               ----------            ----------
Total assets                                 $ 63,804,298          $ 64,800,492
                                               ==========            ==========

LIABILITIES

Current Liabilities:
Accounts payable and accrued expenses        $    328,498          $    320,214
Note payable - KSOP                               184,419               184,419
                                                ---------             ---------
Total current liabilities                         512,917               504,633

Minority interest in consolidated subsidiaries  1,025,249               992,587
                                                ---------             ---------
Total liabilities                               1,538,166             1,497,220
                                                ---------             ---------
SHAREHOLDERS' EQUITY

Serial preferred stock, without par value               -                     -
Common shares and equity units,
  without par value                           102,083,548           102,067,298
Less, common shares held by affiliates           (403,331)             (403,331)
Accumulated deficit                           (39,103,639)          (38,176,276)
KSOP debt                                        (310,446)             (184,419)
                                               ----------            ----------
Total shareholders' equity                     62,266,132            63,303,272
                                               ----------            ----------
Total liabilities and shareholders' equity   $ 63,804,298          $ 64,800,492
                                               ==========            ==========

CONSOLIDATED STATEMENT OF OPERATIONS
For the Three and Nine Months Ended September 30, 2000 and 1999 (unaudited)

                                Three Months Ended          Nine Months Ended
                                2000          1999          2000          1999
U.S. Dollars                 --------------------------------------------------
OTHER INCOME

Interest                   $  290,047    $  283,853    $  844,316    $  875,922
                             --------      --------      --------      --------
EXPENSES
General and administrative    242,416       264,263       805,373     1,275,151
Technical services             95,354       191,868       322,487       538,062
Corporate communications       46,677        68,350       159,312       214,759
Legal and accounting           16,009        12,474        67,894        74,108
Foreign currency loss          24,894        38,251        89,763       123,493
Reorganization                      -             -             -       108,714
Loss on sale of
 marketable securities              -             -       283,507             -
Interest                        3,511         2,722        10,681        13,805
Minority interest in
 net income of
 consolidated subsidiaries     10,010         6,075        32,662        23,213
                             --------      --------     ---------    ----------
                              438,871       584,003     1,771,679     2,371,305
                             --------      --------     ---------    ----------
Net loss                  $  (148,824)   $ (300,150)  $  (927,363)  $(1,495,383)
                             ========      ========     =========    ==========
Net loss per share
basic and diluted        $      (0.01)   $    (0.01)  $     (0.04)  $    (0.07)
                             ========      ========     =========    ==========
Weighted average common
 shares outstanding        23,113,679    22,748,123    23,106,731    22,736,744
                           ==========    ==========    ==========    ==========

CONSOLIDATED STATEMENT OF CASH FLOWS
For the Nine Months Ended September 30, 2000 and 1999 (unaudited)
U.S. Dollars                                       2000                   1999
                                              ----------------------------------
Cash Flows from Operating Activities:
Net loss                                      $  (927,363)        $  (1,495,383)
Adjustments to reconcile net loss to net cash
 used by operating activities:
  Depreciation                                     35,417                31,666
  Amortization of discount on
   marketable securities                         (167,767)               (8,082)
  Foreign currency loss                            89,763               123,493
  Minority interest in net income of
   consolidated subsidiaries                       32,662                23,213
  Net loss on sale of marketable securities       283,507                     -
  Other                                             3,500                     -
  Changes in current assets and liabilities:
   Net (increase) decrease in current assets      (30,381)              442,204
   Net increase (decrease) in
    current liabilities                             8,284              (198,150)
                                              ---------------------------------
Net cash used by operating activities            (672,378)           (1,081,039)
                                              ---------------------------------
Cash Flows from Investing Activities:
Proceeds from the sale and
 maturity of marketable securities             16,655,312            15,500,000
Purchase of marketable securities             (16,073,710)          (11,937,528)
Purchase of property, plant and equipment      (1,295,309)           (2,163,877)
Other                                              52,701                61,905
                                              ---------------------------------
Net cash provided (used) by
 investing activities                            (661,006)            1,460,500
                                              ---------------------------------
Cash Flows from Financing Activities:
Proceeds from issuance of common shares                 -                28,744
                                              ---------------------------------
Net cash provided by financing activities               -                28,744
                                              ---------------------------------
Change in Cash and Cash Equivalents:
Net increase (decrease) in
 cash and cash equivalents                     (1,333,384)              408,205
Cash and cash equivalents -
 beginning of period                            4,377,521             2,848,189
                                              ---------------------------------
Cash and cash equivalents -
 end of period                                $ 3,044,137           $ 3,256,394
                                              ---------------------------------

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

     GOLD RESERVE INC.
     By:    s/ Robert A. McGuinness
     Vice President - Finance & CFO
     October 30, 2000